SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 31, 2003

PetroKazakhstan Inc.

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(Translation of registrant's name into English)

140-4th Ave. S.W. #1460, Calgary AB, T2P 3N3

_________________________________________________________________________________________________________________________________________

(Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form20-F or Form40-F:

      Form 20-F [  ]    Form 40-F [X]

      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

      Yes [  ]    No [X]

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FOR IMMEDIATE RELEASE - October 31, 2003
FOR:              PETROKAZAKHSTAN INC.
SUBJECT:     New Board Member Appointment

CALGARY, Alberta - Mr. Bernard F. Isautier, Chairman of the Board of Directors of PetroKazakhstan Inc. ("PetroKazakhstan") is pleased to announce the appointment of Mr. Nurlan Kapparov to PetroKazakhstan's Board of Directors, effective Friday, October 31, 2003.

Mr. Kapparov, age 33, is a former President and CEO of the Kazakh state-owned companies KazTransOil (1997-1998) and KazakhOil (1998-1999). He was also Deputy Minister of the Ministry of Energy and Mineral Resources of the Republic of Kazakhstan (1999 - 2001). Prior to his public office positions, he founded a private group of companies in various segments of the growing Kazakh economy. Most recently, Mr. Kapparov received his Masters in Public Administration from the Kennedy School of Government, Harvard University. Mr. Kapparov speaks Kazakh and Russian, as native languages and is fluent in English.

Mr. Isautier commented: "We are pleased and honoured to have such a distinguished person as Mr. Kapparov join PetroKazakhstan's Board of Directors. His extensive experience in the Kazakhstan public sector and as a young successful entrepreneur will serve as an invaluable asset for PetroKazakhstan's continuing growth and success in Kazakhstan."

PetroKazakhstan Inc. is an integrated, international energy company, celebrating its seventh year of operations in the Republic of Kazakhstan. It is engaged in the acquisition, exploration, development and production of oil and gas, refining of oil and the sale of oil and refined products.

PetroKazakhstan shares trade in the United States on the New York Stock Exchange, in Canada on the Toronto Stock Exchange, in the United Kingdom on the London Stock Exchange and in Germany on the Frankfurt exchange under the symbol PKZ. The company's website can be accessed at www.petrokazakhstan.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

For further information please contact:

Ihor P. Wasylkiw Vice President Investor Relations +1 (403) 221-8658 +1 (403) 383-2234 (cell)	Jeffrey D. Auld Manager Investor Relations - Europe + 44 (1753) 410-020 + 44 79-00-891-538 (cell)

Suite #1460 Sun Life Plaza North Tower 140 - 4th Avenue S.W. Calgary, Alberta, Canada T2P 3N3
Telephone (403) 221-8435 Fax: (403) 221-8425

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, , has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  October 31, 2003
           PetroKazakhstan

By:
/s/ Ihor Wasylkiw

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Ihor Wasylkiw, P. Eng.
Vice President Investor Relations